UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-42717

Blue Gold Limited
(Translation of registrant’s name into English)

94 Solaris Avenue
Camana Bay
PO Box 1348
Grand Cayman KY1-1108
Cayman Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT

Amendment of Employment Agreement and Grant of Class A Ordinary Shares

On April 2, 2026, the board of directors (the “Board”) of Blue Gold Limited (the “Company”) approved, and the Company entered into, an amended employment agreement with its chief executive officer, Andrew Cavaghan (the “Amended Employment Agreement”). In connection with the Amended Employment Agreement, the Compensation Committee of the Board approved grants to Mr. Cavaghan of an aggregate of 2,447,500 Class A ordinary shares (the “April 2026 Grant”) under the Company’s 2025 Equity Incentive Plan (the “Plan”), in lieu of previously approved cash and stock-based compensation. The grants consist of (i) 2,290,000 restricted Class A ordinary shares, which are subject to time-based and/or performance-based vesting, and (ii) 157,500 unrestricted Class A ordinary shares, in consideration for Mr. Cavaghan’s service to the Company. Mr. Cavaghan has entered into a Restricted Stock Grant Agreement and an Unrestricted Stock Grant Agreement with the Company, evidencing the terms and conditions of each such grant, which are subject to all of the terms and conditions of the Plan.

In addition, pursuant to the Amended Employment Agreement, Mr. Cavaghan’s cash compensation shall be reduced to $1 USD per annum. Effectiveness of the terms and conditions of the Amended Employment Agreement is retroactive to January 1, 2026.

The foregoing descriptions of the Amended Employment Agreement, the form of Restricted Stock Grant Agreement and the form of Unrestricted Stock Grant Agreement are not intended to be complete and are qualified in their entirety by reference to such agreements, copies of which are attached as Exhibit 10.1, Exhibit 10.2 and Exhibit 10.3, respectively, to this Report on Form 6-K.

Other Events

On April 7, 2026, the Company issued a press release announcing the Amended Employment Agreement. A copy of the press release is attached hereto as Exhibit 99.1

EXHIBIT INDEX

Exhibit No.	Description
10.1	Amendment to Employment Agreement, dated April 2, 2026, with Andrew Cavaghan
10.2	Form of Restricted Stock Grant Agreement
10.3	Form of Unrestricted Stock Grant Agreement
99.1	Press Release, dated April 7, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2026

BLUE GOLD LIMITED

By:	/s/ Lorenz Werndle
Lorenz Werndle
Chief Financial Officer

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